June 8, 2021

VIA EDGAR

Re:	TaskUs, Inc.
Registration Statement on Form S-1
File No. 333-255190

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jan Woo, Esq.

Edwin Kim, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TaskUs, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on June 10, 2021, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

TASKUS, INC.

By:	/s/ Jeffrey Chugg
	Name:	Jeffrey Chugg
	Title:	Vice President, Legal

[Signature Page to Acceleration Request Letter]